

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Mr. Curtis V. Anastasio
Chief Executive Officer
NuStar GP Holdings, LLC
NuStar Energy L.P.
2330 North Loop 1604 West
San Antonio, Texas 78248

Re: NuStar GP Holdings, LLC
NuStar Energy L.P.
Form 10-K for Fiscal Year Ended December 31, 2009
Response Letter Dated July 13, 2010
File No. 1-32940
File No. 1-16417

Dear Mr. Anastasio:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

NuStar Energy L.P.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data, page 60

Note 15. Derivatives and Risk Management Activities, page 84

1. We note your response to prior comment nine indicates that your regression analysis has consistently demonstrated that the underlying hedging relationships for your inventory fair value hedges remained highly effective during the period. So that we may better understand your conclusions, please address the following:

- Tell us the significant factors that contributed to your hedge ineffectiveness at December 31, 2009;
- Clarify for us how you define highly effective for the purposes of your regression analysis; and
- Explain to us how you considered including additional information in your accounting policy note regarding the criteria you use to determine if hedge accounting is appropriate at inception and on an ongoing basis. See Rule 4-08(n)(3) of Regulation S-X.

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence Timothy S. Levenberg at (202) 551-3707 with any other questions. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director